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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                               (AMENDMENT NO. 13)

                                  NORTEK, INC.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                 Special Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    65655910
                                 (CUSIP NUMBER)
                                    COPY TO:
Richard L. Bready                                   Douglass N. Ellis, Jr., Esq.
c/o Nortek, Inc.                                    Ropes & Gray
50 Kennedy Plaza                                    One International Place
Providence, RI  02903                               Boston, MA  02110
(401) 751-1600                                      (617) 951-7000


(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                  April 6, 2002
            (Dates of Events which Require Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

     NOTE: Five copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             (Page 1 of 12 Pages)
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CUSPIP No. 65655910         SCHEDUELE 13D
--------------------------------------------------------------------------------

1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Richard L. Bready
--------------------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------

3.        SEC USE ONLY

--------------------------------------------------------------------------------

4.        SOURCE OF FUNDS

          Not Applicable
--------------------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
          PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------

 NUMBER OF                 7.   SOLE VOTING POWER
  SHARES                        408,150 - Common Stock
BENEFICIALLY                    1,588,697- Special Common Stock
 OWNED BY
   EACH                    -----------------------------------------------------
 REPORTING
  PERSON                   8.   SHARED VOTING POWER
   WITH                         236,800 - Common Stock
                                46,263 - Special Common Stock
                           -----------------------------------------------------

                           9.   SOLE DISPOSITIVE POWER
                                408,150 - Common Stock
                                1,588,697- Special Common Stock
                           -----------------------------------------------------

                           10.  SHARED DISPOSITIVE POWER
                                236,800 - Common Stock
                                46,263 - Special Common Stock
--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          408,150 - Common Stock
          1,588,697- Special Common Stock
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                           [X]


                              (Page 2 of 12 Pages)
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CUSPIP No. 65655910         SCHEDUELE 13D
--------------------------------------------------------------------------------
          The amount set forth in Row (11) excludes 236,800 shares of Common Stock and 46,263 shares of Special Common Stock held in various benefit plans of the Issuer for which the Reporting Person disclaims beneficial ownership.
--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.2% of Common Stock, including Special Common Stock.
          91.4% of Special Common Stock
--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------


                               (Page 3 of 12 Pages)
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Item 1.  SECURITY ISSUER.

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $1.00 per share (the "Common Stock") and the Special Common Stock, par value $1.00 per share (the "Special Common Stock"), each of Nortek, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 50 Kennedy Plaza, Providence, Rhode Island 02903.

Item 2.  IDENTITY AND BACKGROUND.

     (a) The person filing this statement is Richard L. Bready (hereinafter referred to as "Bready" or the "Reporting Person").

     (b) The business address of the Reporting Person is Nortek, Inc., 50 Kennedy Plaza, Providence, Rhode Island 02903.

     (c) The present principal employment of the Reporting Person is as Chairman and Chief Executive Officer of the Issuer.

     (d) The Reporting Person has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, in the last five years.

     (e) The Reporting Person has not been a party, in the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

Item 4.  PURPOSE OF TRANSACTION.

     Kelso & Company, L.P. and certain of its affiliates (collectively, "Kelso") have submitted a letter (the "Kelso Letter") to the Issuer relating to a possible acquisition of the Issuer. A copy of the Kelso Letter is attached hereto as Exhibit 1 and is incorporated herein by reference.

                              (Page 4 of 12 Pages)

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     While the Kelso Letter states that Kelso is not yet in a position to make a formal proposal regarding any acquisition of the Issuer and has not yet determined what the terms of any such proposal might be, the Kelso Letter states that any proposal, if made, would involve a transaction in which all stockholders of the Issuer, with the exception of certain members of management, would receive $40.00 in cash for each of their shares. If Kelso determines to make any proposal, the Kelso Letter indicates that Kelso anticipates such proposal would be made together with the Issuer's management team and that Kelso would expect management to retain a large portion of their existing equity ownership interest in the post-transaction Company.

     While Kelso and the Reporting Person have engaged in preliminary discussions, the Reporting Person has not reached any agreement, arrangement or understanding with Kelso to make a proposal to acquire the Issuer or otherwise with respect to acquiring, holding, voting or disposing of any securities of the Issuer, including any securities beneficially owned by the Reporting Person. The Reporting Person intends to continue discussions with Kelso and these discussions may lead to such an agreement, arrangement or understanding. However, there can be no assurance that Kelso and the Reporting Person will reach any such agreement, arrangement or understanding, including any agreement, arrangement or understanding to work together to make any proposal to acquire the Issuer, whether on the terms described by Kelso in the Kelso Letter or otherwise. Furthermore, there can be no assurance that any proposal, if made, will be pursued by the Issuer or that any proposal, if pursued, will result in the consummation of a transaction. The Board of Directors of the Issuer has made no determination as to whether or not the Issuer will or should be sold, merged or otherwise engage in any similar transaction.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.


     (a-b) As of the close of business on April 4, 2002, the Reporting Person directly owned (x) 1,588,697 shares of Special Common Stock, including 1,215,515 such shares that the Reporting Person has a right to acquire pursuant to certain vested employee stock options, and (y) 408,150 shares of Common Stock, including 150,000 such shares that the Reporting Person has a right to acquire pursuant to certain vested employee stock options. These shares represent 16.2% of all outstanding shares, if the shares of Common Stock and Special Common Stock are taken as a group, and 91.4% of the shares of Special Common Stock. The Reporting Person has both sole voting and dispositive power with respect to these shares.

                              (Page 5 of 12 Pages)

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     Various defined benefit pension plans of the Issuer and certain of its subsidiaries held 236,800 shares of Common Stock and 46,263 shares of Special Common Stock as of April 4, 2002. Under the provisions of the trust agreement governing these benefit pension plans, authorized representatives of the Issuer may instruct the trustee of such plans regarding the acquisition and disposition of plan assets and the voting of securities held by the trust relating to such pension plans. While the Reporting Person is one of these authorized representatives, the Reporting Person disclaims beneficial ownership of the shares held by these benefit pension plans.

     (c) Since the last amendment of this Statement by the Reporting Person, stock options to purchase an additional 16,666 shares of Special Common Stock that were issued to the Reporting Person have vested, resulting in the Reporting Person being deemed the beneficial owner of such shares of Special Common Stock.

     (d) Not applicable.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person presently has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock or Special Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

     However, the discussions referred to above in Item 4 may lead to one or more of such contracts, arrangements, understandings or relationships with Kelso.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1. Letter to Nortek, Inc. from Kelso & Company, L.P. and certain of its affiliates dated April 5, 2002 (also called a Memorandum of Understanding).

                              (Page 6 of 12 Pages)

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2002






                                                          Richard L. Bready
                                                          ----------------------
                                                          /s/  Richard L. Bready

                              (Page 7 of 12 Pages)
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                                    EXHIBIT 1

                           MEMORANDUM OF UNDERSTANDING

                                  April 5, 2002
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

Dear Sirs:

     Kelso & Company, L.P. ("Kelso") has a long and successful track record as a sponsor of private equity transactions. We have consummated investments in 69 companies since 1980, and our current investment fund has $1.5 billion of committed capital.

     We are currently considering making a proposal for a transaction under which one or more of our affiliates would acquire Nortek, Inc. (the "Company") in partnership with members of the Company's current management team.

     While we are not yet in a position to make a proposal and have not determined precisely what the terms of any such proposal might be, we believe that we have completed the majority of our anticipated due diligence investigation of the Company. Based upon our work to date, we currently expect that any proposal, if made, would involve a transaction in which all stockholders of the Company, with the exception of certain members of management, would receive $40 in cash for each of their shares. Consistent with our usual practice in transactions of this kind, we would expect management to retain a large portion of their existing equity ownership in the post-transaction Company.

     We expect the equity purchase price to be funded through a combination of funds provided by affiliates of Kelso and a portion of the cash on hand at the Company. With Kelso's investment, we would anticipate that the net worth of the Company would be greater immediately following the transaction than it would be immediately prior to the transaction. Because we expect to partner with Richard
L. Bready and other members of the Company's management team, we plan to seek the confirmation of the holders of the Company's publicly traded debt securities that the Company will not be required to purchase their debt securities by reason of the consummation of the transaction. In any event, we would plan to have access to working capital and other credit arrangements to support all anticipated
                              (Page 8 of 12 Pages)

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borrowing needs of the Company following the transaction. We are currently working with UBS Warburg LLC in connection with these matters.

     As indicated above, we only anticipate making a proposal together with the Company's management team. At this stage, while we have engaged in preliminary discussions with certain members of the Company's management team, we have not reached any agreement, arrangement or understanding with any of them to make a proposal to acquire the Company or to acquire, hold, vote or dispose of any securities of the Company.

     So as to position us to make a formal proposal for consideration by the Company's Board of Directors (the "Board"), we would like to engage in further discussions with management in an attempt to reach agreement with them on the terms of their potential partnership with us in a possible transaction. However, due to certain technical requirements in the Company's Restated Certificate of Incorporation and Rights Agreement (as defined below), we are unable to continue those discussions unless the Company and its Board take the preliminary actions described below.

     As you know, Mr. Bready owns a substantial equity interest in the Company. As a result of this ownership, any partnership between us and Mr. Bready could inadvertently subject any transaction with us to the special business combination provisions of Article Eleventh of the Company's Restated Certificate of Incorporation and to the provisions of the Second Amended and Restated Rights Agreement between the Company and State Street Bank and Trust Company, as Rights Agent, dated as of April 1, 1996 (the "Rights Agreement"). We are submitting this Memorandum of Understanding to you for the purpose of exempting a transaction with us from such provisions so as to avoid the inadvertent application thereof, subject to the terms set forth below.

     Kelso and its affiliates listed on the signature page hereto (collectively, the "Kelso Parties") are not yet Related Persons as defined in Article Eleventh of the Company's Restated Certificate of Incorporation. Accordingly, upon approval of the Board of this Memorandum of Understanding, any transaction involving the Company and any Kelso Party with respect to which a definitive merger or other acquisition agreement approved by the Board is entered into prior to June 15, 2002 (or such later date as the Board may determine) will not be subject to the provisions of Article Eleventh of the Company's Restated Certificate of Incorporation. With respect to the Rights Agreement, by acceptance of this Memorandum of Understanding, the Company agrees that, not later than the fifth Business Day (as defined in the Rights Agreement) following the date of acceptance

                              (Page 9 of 12 Pages)

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of this Memorandum of Understanding by the Company, the Company will enter into an amendment to such Rights Agreement so that each Kelso Party and its Affiliates (as defined in the Rights Agreement) will be included within the definition of an "Exempt Person" (as used in the Rights Agreement) for so long as the Kelso Parties and their Affiliates do not acquire, in the aggregate, Beneficial Ownership (as defined in the Rights Agreement) of more than one percent (1%) of the outstanding shares of Common Stock and Special Common Stock of the Company (other than through the inadvertent acquisition thereof; provided that such Kelso Party or Affiliate promptly disposes of any such excess promptly after becoming aware thereof), excluding for purposes of such calculation any Beneficial Ownership that may be attributable to the Kelso Parties and their Affiliates solely as a result of any agreement, arrangement, understanding or relationship with Richard L. Bready or any other member of the Company's management with respect to shares of Common Stock or Special Common Stock of the Company Beneficially Owned by such persons.

     We look forward to hearing from you with respect to this Memorandum of Understanding.

     This Memorandum of Understanding is intended to be non-binding with respect to any possible transaction, including with respect to the potential terms thereof and the price indicated herein. In particular, this Memorandum of Understanding does not obligate us to reach any agreement, arrangement or understanding with any member of the Company's management or to make any definitive proposal with respect to a transaction.

     We understand, of course, and acknowledge that this Memorandum of Understanding does not (except for the limited purposes provided for herein) constitute an approval, authorization, commitment or undertaking of any kind by the Company or the Board, nor does it impose any obligation or limitation on the Company or the Board with respect to any acquisition proposal that might be received by the Company or any transaction.

     We also understand that the Board has made no determination as to whether or not the Company will or should be sold, merged or otherwise engage in any similar transaction, that its approval of this Memorandum of Understanding does not constitute an indication by the Board that it has made any such determination and that the Board reserves the right, in its sole discretion, not to consider, or to reject, for any reason and at any time, any and all proposals that the Company may receive, regardless of the terms thereof (including any proposal at the price and on the terms preliminarily described above).

                              (Page 10 of 12 Pages)

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     Kelso is only interested in pursuing a transaction that has the support of the Company and its Board. Accordingly, the Kelso Parties hereby agree with the Board that (a) any proposal Kelso or any of its affiliates may make relating to
(i) any purchase of securities of the Company; (ii) any merger, consolidation, share exchange, sale of assets, recapitalization, business combination or other similar transaction involving the Company or its subsidiaries; or (iii) any tender offer or exchange offer for any the outstanding securities of the Company (each, an "Acquisition Transaction") shall be submitted to the Board (or a committee of the independent directors of the Company, if one is created) for their authorization and approval and (b) neither Kelso nor any of its affiliates will commence or engage in, directly or indirectly, any Acquisition Transaction except pursuant to an agreement with the Company which has been approved by the Board (or such committee).


                              (Page 11 of 12 Pages)

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     Should your Board determine to approve this Memorandum of Understanding, please cause it to be executed by a duly authorized representative of the Company and return it to us via fax at (212) 223-2379. We note that your execution of this Memorandum of Understanding will constitute your representation that your Board has approved it. Please do not hesitate to contact Michael Goldberg at (212) 751-3939 should you have any questions or wish to discuss this matter further.

                                                     Sincerely,



KELSO INVESTMENT ASSOCIATES VI, L.P.              KELSO & COMPANY, L.P.
         By: Kelso GP VI, LLC,                    By:  Kelso & Companies, Inc.,
         its General Partner                      its General Partner

By: /s/ Philip E. Berney
Name: Philip E. Berney                            By: /s/ James J. Connors II
Title: Managing Member                            Name: James J. Connors II
                                                  Title: Vice President &
                                                  General Counsel
NORTH SUB I, INC.
                                                  KEP VI, LLC
By: /s/ James J. Connors II
Name: James J. Connors II                         By: /s/ Philip E. Berney
Title: Vice President                             Name: Philip E. Berney
                                                  Title: Managing Member

                                                  NORTH SUB II, INC.

                                                  By: /s/ James J. Connors II
                                                  Name: James J. Connors II
                                                  Title: Vice President

Agreed and Accepted,
as of April 6, 2002


NORTEK, INC.

By: /s/ Kevin W. Donnelly
Name:   Kevin W. Donnelly
Title:  Vice President, General Counsel
        & Secretary


                              (Page 12 of 12 Pages)